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SEC FILE NUMBER
8- 68328

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENSLEDGE CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 MADISON AVENUE
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH WORMSER 212-792-5270
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSEN SEYMOUR SHAPPS MARTIN & COMPANY LLC
(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountants
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH WORMSER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENSLEDGE CAPITAL MARKETS LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER
Title

Notary Public
DAWN L. REQUENA
Notary Public - State of New York
No. 01RE6270218
Qualified in New York County
My Commission Expires October 15, 2016

STATE OF New York
COUNTY OF New York

Sworn and subscribed before me this 27th day of February 2014
by Kenneth Wormser.

Dawn L. Requena
Notary

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENSLEDGE CAPITAL MARKETS LLC
AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF
GREENSLEDGE HOLDINGS LLC)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

WITH
INDEPENDENT AUDITOR'S REPORT

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS, LLC)

FOR THE YEAR ENDED DECEMBER 31, 2013

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1-2
CONSOLIDATED FINANCIAL STATEMENT	
Consolidated Statement of Financial Condition	3
Notes to Consolidated Financial Statement	4-9

RSSM
ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
GreensLedge Capital Markets LLC and subsidiary
(a wholly owned subsidiary of GreensLedge Holdings, LLC)

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of GreensLedge Capital Markets LLC and subsidiary (a wholly owned subsidiary of GreensLedge Holdings, LLC) which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statements of income and comprehensive income, changes in members' equity, changes in subordinated loans, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related consolidated notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com PrimeGlobal
Member of the Center for Audit Quality, an Affiliate of the American Institute of Certified Public Accountants ("AICPA")
Member of the AICPA Employee Benefit Plan Audit Quality Center

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GreensLedge Capital Markets LLC and subsidiary (a wholly owned subsidiary of GreensLedge Holdings, LLC) as of December 31, 2013, and the consolidated results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The unconsolidated supplemental Schedule I listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedule is the responsibility of the Company's management and was derived from and relates directly to underlying accounting and other records used to prepare the consolidated financial statements. Such schedule has been subjected to the auditing procedures applied in our audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedule is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2014

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS, LLC)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets	
Cash and cash equivalents	$ 3,441,200
Accounts receivable	2,443,238
Due from clearing broker	298,577
Property and equipment, at cost, net of accumulated depreciation of $79,154	284,848
Prepaid expenses and other assets	295,593
Due from affiliate	47,842
Security deposits	31,569
Total assets	$ 6,842,867
Liabilities and Member's Equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 1,433,753
Deferred tax liability	59,000
Deferred revenue	41,667
	1,534,420
Subordinated loans	1,000,000
Total liabilities	2,534,420
Commitments and contingencies	-
Member's equity	4,530,570
Accumulated other comprehensive loss	(222,123)
Total member's equity	4,308,447
Total liabilities and member's equity	$ 6,842,867

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

GreensLedge Capital Markets LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placements, advisory and other transactional services to issuers, investors and other institutional market participants.

Effective November 1, 2013, the members of the Company effectuated a change in the ownership structure. Through the exchange of membership interest, the Company became a wholly owned subsidiary of GreensLedge Holdings LLC. The Company's office is located in New York, United States of America.

GreensLedge Asia Limited ("Asia"), a wholly owned subsidiary, was formed under the laws of the Cayman Islands for the purpose of expanding the Company's business in Japanese market. Asia has a branch office in Tokyo, Japan.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment banking and investment advisory services across a broad array of asset classes. All material intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advisory Income

Advisory income includes (1) investment banking and (2) investment advisory fee for securities offerings, and merger and acquisitions advisory services. Investment banking fees are recognized when income is reasonably determined. Investment advisory income is recognized when advisory services were rendered.

Commission Income

Commission income includes revenue earned on the riskless principal security trading activities on a trade-date basis as securities transactions occur.

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables by considering each customer's financial condition, credit history and the potential effect of current economic conditions. Accounts receivable are written off when deemed uncollectible after reasonable collection efforts. Recoveries of accounts receivable previously written off are recorded when received. Historically, there were no collection losses and, therefore, management does not believe that allowance is required.

Cash

At times, cash deposits may be in excess of the FDIC insurance limits.

Due from Clearing Broker

The Company does not carry accounts for customers or perform custodial functions related to customer securities. Due from clearing broker represents cash held at that broker.

Foreign Currency

Results of operations for Asia have been translated from its local currency, Japanese Yen, to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Significant gains or losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive income (loss) and are shown as a separate component of member's equity. Foreign currency transaction gains and losses are included in earnings in amount of $9,497.

Property and Equipment

Property and equipment is stated at cost and is being depreciated over five to seven years, which approximates their useful lives, using the straight-line method. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Income Taxes

The Company has elected to be treated as a partnership for federal and state tax purposes. The Company is, however, responsible for New York City Unincorporated Business Taxes.

Although the Company is not subject to income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax returns of its member. Therefore, GAAP requires that any such effects be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company's income tax returns for the years ended December 31, 2010 through 2012 can still be examined by the taxing authorities.

Income tax and deferred tax liability represent New York City Unincorporated Business Taxes.

3. Due from Clearing Broker

Due from clearing broker represents cash held at the broker. The broker does not carry accounts for customers or perform any custodial functions related to customer securities.

The clearing agreement requires the Company to maintain a deposit account with the clearing broker in the amount of $250,000 and additionally the Company is required to pay the clearing broker a termination fee in the amount of $150,000 should the agreement be terminated for any reason.

4. Property and equipment

Property and equipment at December 31, 2013 consist of the following:

	Life-Years	
Furniture and fixtures	7	$ 89,484
Computer equipment	5	274,518
		364,002
Less: Accumulated depreciation		79,154
Property and equipment, net		$ 284,848

5. Subordinated loans

The borrowings under subordination agreements at December 31, 2013 are:

Liabilities pursuant to exchange of capital of the Company, 7%, due in September 2014	$	500,000
Liabilities pursuant to exchange of capital of the Company, 8.5%, due in June, 2014		500,000
Total subordinated loans	$	1,000,000

At December 31, 2013, accrued interest payable from the subordinated loans of $16,291 is included in the consolidated statement of financial condition.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions. The Company made contributions to the plan for the year ended December 31, 2013 in amount of $214,638.

7. Related Party Transactions

Effective November 1, 2013, the member of the Company (as discussed in Note 1) is also the sole member of The GreensLedge Group, LLC ("GLG") an affiliate through common ownership. Allocation of expenses between this affiliate and the Company is based upon an expense sharing Agreement ("Agreement") between the parties. The Agreement has been filed with FINRA. The Agreement calls for the allocation of certain expenses related to shared resources and facilities as well as other incidentals (including rent, payroll and other related operating expenses). At December 31, 2013, the amount due from GLG was $47,842 and is classified as Due from affiliate in consolidated statement of financial condition.

8. Commitments and Contingencies

Lease Commitment

The Company is obligated under an operating lease for office space in Tokyo, Japan, which expires on September 30, 2014.

Future minimum annual lease payments under this operating lease are as follows:

Years Ending December 31,	
2014	$ 65,972
	$ 65,972

Legal Proceedings

In December 2013, the Company settled and resolved any and all disagreements and disputes with a former employee. The settled amount was reflected in the consolidated financial statements as of and for the year ended December 31, 2013.

Off-balance Sheet Risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts. The clearing deposit of $250,000 is pursuant to this agreement and is included in due from clearing broker.

9. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary:

Total assets	$1,455,676
Total liabilities	$ 119,098
Total member's equity	$1,336,578

The member's equity of the above entity is not included as capital in the consolidated computation of the Company's net capital.

10. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), administrated by the SEC and FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $1,042,747 which was $938,264 in excess of its required net capital of $104,483. The Company's net capital ratio was 1.503 to 1.

11. Subsequent Events

The Company has evaluated its subsequent events through February 27, 2014, the date that the accompanying consolidated financial statements were available to be issued. The Company had no material subsequent events requiring disclosure.